Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Quantum X Labs Ltd. (1)	Israel
Viewbix Ltd.(2)	Israel
Emerald Medical Applications Ltd.(3)	Israel
VB Interactive Video Technologies Inc.(4)	Delaware
Gix Media Ltd.(5)	Israel

(1)	Quantum X Labs Ltd. is a wholly-owned subsidiary of Viewbix Inc.
(2)	Viewbix Ltd. is a wholly-owned subsidiary of Viewbix Inc.
(3)	Emerald Medical Applications Ltd. is a wholly-owned subsidiary of Viewbix Inc.
(4)	VB Interactive Video Technologies Inc. is a wholly-owned subsidiary of Viewbix Ltd.
(5)	Gix Media Ltd. is a wholly-owned subsidiary of Viewbix Inc.